The Habit Restaurants, Inc.

17320 Red Hill Avenue, Suite 140

Irvine, CA 92614

December 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ryan Adams

Re:	The Habit Restaurants, Inc.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-207872)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Habit Restaurants, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-207872), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within fifteen days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on November 6, 2015. The Registration Statement was filed in connection with the proposed public offering by certain selling stockholders of the Company of their shares of Class A common stock, which the selling stockholders have determined not to pursue at this time. The Company previously filed a request to withdraw its acceleration request, and the Registration Statement has not been declared effective by the Commission. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact Carl Marcellino at (212) 841-0623 or carl.marcellino@ropesgray.com or Michael Pilo at (212) 841- 5716 or michael.pilo@ropesgray.com, each of Ropes & Gray LLP, the Company’s counsel.

Sincerely,

The Habit Restaurants, Inc.

/s/ Ira Fils
Name: Ira Fils
Title: Chief Financial Officer